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                         April 4, 2024

       Jun Ho Yang
       Chief Executive Officer
       Hi-Great Group Holding Company
       621 South Virgil Avenue, #460
       Los Angeles, CA 90005

                                                        Re: Hi-Great Group
Holding Company
                                                            Form 10-K/A for the
fiscal year ended December 31, 2022
                                                            Filed March 19,
2024
                                                            File No. 000-56200

       Dear Jun Ho Yang:

              We have reviewed your March 19, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 26,
       2023 letter.

       Form 10-K/A filed on March 19, 2024

       Report of independent registered public accounting firm, page F-3

   1. We reissue prior comment 3. Please file an amendment to your Form 10-K and include the other auditor's
report as required by Rule 2-05 of Regulation S-X.
              Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
       have questions regarding comments on the financial statements and related matters.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Real Estate & Construction